Hydro One Reports First Quarter Results

Hydro One’s strong foundation and stable financials enable company to respond to the challenges of COVID-19 while continuing to energize life for Ontarians

TORONTO, May 8, 2020 - Hydro One Limited (Hydro One or the Company) today announced its financial and operating results for the first quarter ended March 31, 2020.
First Quarter Highlights

•	First quarter earnings per share (EPS) was $0.38 and adjusted EPS was $0.38, compared to $0.29 and $0.52, respectively, for the same period in 2019.

•	Hydro One implemented several safety measures and operational changes to ensure employee and customer safety during the COVID-19 pandemic.

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Hydro One took steps to assist customers affected by COVID-19 including: creating a Pandemic Relief Fund, extending its Winter Relief program, suspending late fees for all customers, and returning approximately $5 million in security deposits to eligible business customers.

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A significant driver of the year-over-year decrease in adjusted quarterly EPS was the retroactive 2018 rate increase recorded in 2019 following the Ontario Energy Board (OEB) decision on the distribution rate application.

•	The Company received a regulatory decision regarding its 2020-2022 transmission rate application from the OEB.

•	The Company received the approval of the OEB to proceed with the Orillia Power Distribution Corporation and Peterborough Distribution Inc. acquisitions.

•	Demonstrating its financial stability and flexibility, Hydro One Inc. successfully issued $1.1 billion of long-term debt at competitive rates.

•	Ongoing productivity savings of approximately $45 million represent a 29.9% increase year-over-year compared to the first quarter of 2019.

•	Improved reliability in the transmission segment with an approximate 31% reduction in System Average Interruption Duration Index (SAIDI) in comparison to the first quarter of 2019.

•	Hydro One and Ontario Power Generation Inc. launched the Ivy Charging Network, a new partnership that will create Ontario’s largest and most connected electric vehicle fast-charger network.

•	Quarterly dividend declared at $0.2536 per share, payable June 30, 2020.
"Ontarians are counting on us now more than ever as we collectively fight the COVID-19 pandemic. As an essential service, we recognize the critical role we have in energizing life for families, businesses and communities,” said Mark Poweska, President and CEO, Hydro One. “Building on our strong foundation, stable financials and focus on operational excellence, we will continue to meet the needs of our customers and communities now and into the future.”

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Selected Consolidated Financial and Operating Highlights

	Three months ended March 31
(amounts throughout in millions of Canadian dollars, except as otherwise noted)	2020	2019

Revenues	$1,850	$1,759
Purchased power	1,007	807
Revenues, net of purchased power[1]	843	952
Net income (loss) attributable to common shareholders	225	171
Costs related to acquisition of Avista, after tax	—	140
Adjusted net income attributable to common shareholders[1]	225	311

Basic EPS	$0.38	$0.29
Diluted EPS	$0.38	$0.29
Basic Adjusted EPS[1]	$0.38	$0.52
Diluted Adjusted EPS[1]	$0.38	$0.52

Net cash from operating activities	548	118
Capital investments	372	311
Assets placed in-service	225	145

Transmission: Average monthly Ontario 60-minute peak demand (MW)	19,247	20,763
Distribution: Electricity distributed to Hydro One customers (GWh)	7,484	7,738
1 Non-GAAP Measures - Hydro One uses financial measures that do not have a standardized meaning under the United States generally accepted accounting principles (US GAAP) and may not be comparable to similar measures presented by other entities. Hydro One calculated the non-GAAP measures by adjusting certain US GAAP measures for specific items that impact comparability but which the Company does not consider part of normal, ongoing operations. Refer to the Non-GAAP Measures section of the Company’s Management's Discussion and Analysis (MD&A) for further discussion of these items.
Key Financial Highlights
2020 First Quarter Highlights
The Company reported net income attributable to common shareholders of $225 million during the quarter, compared to $171 million in the same period of 2019. This resulted in EPS of $0.38 compared to EPS of $0.29 in the prior year, while adjusted EPS was $0.38 for the quarter compared to $0.52 in 2019.
Revenues, net of purchased power, for the first quarter were lower than last year, primarily due to the 2018 catch-up revenues recognized in the first quarter of 2019 following the OEB decision on Hydro One's distribution rate application and lower transmission revenues primarily due to lower average monthly Ontario 60-minute peak demand driven by less favourable weather.
Lower operation, maintenance and administration (OM&A) costs resulted primarily from the 2019 incurrence of the termination fee related to the proposed acquisition of Avista Corporation (Merger), as well as lower asset write-offs and lower corporate support costs, which were partially offset by higher vegetation management expenditures.
Financing charges were lower year over year as a result of Merger-related financing charges incurred in the prior year, partially offset by an increase in interest expense on long-term debt as a result of increased debt levels largely driven by the debt issuances completed in the second quarter of 2019 and first quarter of 2020.
Income tax expense for the first quarter of 2020 was higher than the prior year, primarily due to an income tax recovery in the prior year associated with Merger-related costs and incremental tax deductions associated with the deferred tax asset sharing recognized in 2019. This was partially offset by lower income before taxes, adjusted for costs related to the Merger, and higher net tax deductions primarily related to accelerated tax depreciation.
Hydro One continues to invest in the reliability and performance of Ontario’s electricity transmission and distribution systems, address aging power system infrastructure, facilitate connectivity to new load customers and generation sources, and improve service to customers. The Company made capital investments of $372 million during the first quarter of 2020, and placed $225 million of new assets in-service.

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COVID-19
As a result of the spread of the novel strain of the coronavirus disease, widely known as COVID-19, Hydro One invoked its business continuity plan towards the end of the quarter and also elected to scale back certain components of the Company’s operating and capital programs. During this period, the Company has been guided by the following two priorities: to protect Hydro One’s employees and to maintain the safe and reliable supply of electricity to Hydro One’s customers.
Furthermore, as part of its commitment to customers, Hydro One implemented a number of measures including (i) launching a Pandemic Relief Fund to assist customers affected, (ii) offering financial assistance and increased payment flexibility to customers, and (iii) extending its Winter Relief program. Hydro One has also temporarily suspended late fees for all customers, returned $5 million in security deposits to over 4,000 eligible business customers and implemented fixed commodity prices for regulated price plan customers paying Time-of-Use prices, as mandated and funded by the Province of Ontario.
As a result of these measures, Hydro One incurred approximately $5 million of OM&A costs directly attributable to measures taken to help flatten the curve. The impact of COVID-19 on the Company's operations for the balance of 2020 will be dependent on a number of factors, including the duration of the pandemic and severity of measures implemented to combat this virus.
Selected Operating Highlights
On April 23, 2020, subsequent to the quarter end, Hydro One received a decision from the OEB on its 2020-2022 Transmission Rate Application. With this decision, both distribution and transmission are under an incentive rate making framework until the end of 2022.
On April 30, 2020, subsequent to the quarter end, the OEB approved the applications for the acquisitions of Ontario-based utilities Orillia Power Distribution Corporation from the City of Orillia, and the business and distribution assets of Peterborough Distribution Inc., from the City of Peterborough.
In February, Hydro One’s wholly-owned subsidiary, Hydro One Inc., raised $1.1 billion of Medium Term Notes consisting of $400 million aggregate principal amount of 1.76% Medium Term Notes, Series 45, due 2025, $400 million aggregate principal amount of 2.16% Medium Term Notes, Series 46, due 2030, and $300 million aggregate principal amount of 2.71% Medium Term Notes, Series 47, due 2050. Hydro One Inc. expects to use the net proceeds of this offering to repay maturing long-term and short-term debt and for general corporate purposes.
Continued productivity savings of $45 million in the first quarter of 2020 represent a 29.9% increase year-over-year. Productivity improvements are a result of ongoing work being undertaken in the areas of supply chain optimization, corporate costs reduction, and fleet optimization.
Improved reliability in the transmission segment with an approximate 31% reduction in SAIDI in comparison to the first quarter of 2019. The decrease was due to less interruptions as well as faster restoration time.
Common Share Dividends
Following the conclusion of the first quarter, on May 7, 2020, the Company declared a quarterly cash dividend to common shareholders of $0.2536 per share to be paid on June 30, 2020 to shareholders of record on June 10, 2020.

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Supplemental Segment Information

	Three months ended March 31
(millions of dollars)	2020	2019

Revenues
Transmission	400	428
Distribution	1,439	1,321
Other	11	10
Total revenues	1,850	1,759

Revenues, net of purchased power
Transmission	400	428
Distribution	432	514
Other	11	10
Total revenues, net of purchased power	843	952

Operation, maintenance and administration costs
Transmission	102	99
Distribution	148	146
Other	15	171
Total operation, maintenance and administration costs	265	416

Income (loss) before financing charges and taxes
Transmission	186	216
Distribution	186	270
Other	(6)	(162)
Total income before financing charges and taxes	366	324

Capital investments
Transmission	236	206
Distribution	135	103
Other	1	2
Total capital investments	372	311

Assets placed in-service
Transmission	129	54
Distribution	95	88
Other	1	3
Total assets placed in-service	225	145
This press release should be read in conjunction with the Company’s first quarter 2020 unaudited consolidated financial statements and MD&A. These financial statements and MD&A together with additional information about Hydro One, including the audited consolidated financial statements and MD&A for the year ended December 31, 2019 can be accessed at www.HydroOne.com/Investors and www.sedar.com.
Quarterly Investment Community Teleconference
The Company’s first quarter 2020 results teleconference with the investment community will be held on May 8, 2020 at 8 a.m. ET, a webcast of which will be available at www.HydroOne.com/Investors. Members of the financial community wishing to ask questions during the call should dial 1-866-221-1674 prior to the scheduled start time and request access to Hydro One’s first quarter 2020 results call, conference ID 1579538 (international callers may dial 1-270-215-9604). Media and other interested parties are welcome to participate on a listen-only basis. A webcast of the teleconference will be available at the same link following the call. Additionally, investors should note that from time to time Hydro One management presents at brokerage sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Hydro One’s website at www.HydroOne.com/Investors and are posted generally at least two days before the conference.

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Hydro One Limited (TSX: H)
Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.4 million valued customers, approximately $27.1 billion in assets as at December 31, 2019, and annual revenues in 2019 of approximately $6.5 billion.
Our team of approximately 8,800 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2019, Hydro One invested approximately $1.7 billion in its transmission and distribution networks and supported the economy through buying approximately $1.5 billion of goods and services.
We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are designated as a Sustainable Electricity Company by the Canadian Electricity Association.
Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com; www.sedar.com or www.sec.gov.
For More Information
For more information about everything Hydro One, please visit www.hydroone.com where you can find additional information including links to securities filings, historical financial reports, and information about the Company's governance practices, corporate social responsibility, customer solutions, and further information about its business.
Forward-Looking Statements and Information
This press release may contain “forward-looking information” within the meaning of applicable securities laws. Such information includes, but is not limited to, statements related to: the impact of COVID-19 on the Company’s business, operations and service; the Company’s priorities in its response to COVID-19; the Company’s transmission and distribution rate applications, including resulting decisions, rates and expected impacts and timing; productivity improvements; Ivy Charging Network; operational excellence; reliability and performance; ongoing and planned investments, projects and initiatives; connections; meeting customer needs and customer service; expectations regarding the Company’s financing activities; and dividends. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will”, “can”, “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

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For further information, please contact:
Investors:
Omar Javed
Vice President, Investor Relations
investor.relations@hydroone.com
416-345-5943
Media:
Jay Armitage
Vice President, Communications and Marketing
media.relations@hydroone.com
416-345-6868

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